J Sainsbury plc

82-913

RECEIVED

2004 OCT 18 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04045472

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 05 October 2004

SUPPL

Dear Sirs

Sainsbury's Finance Director to leave in March 2005

Please find enclosed copies of the above announcements made to the London Stock Exchange on 05 October 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 10/18

PROCESSED

OCT 19 2004

FINANCIAL

5 October 2004

Sainsbury's Finance Director to leave in March 2005

Roger Matthews (50), finance director of J Sainsbury plc and chairman of Sainsbury's Bank, has decided to leave the company at the end of its financial year in March 2005.

Philip Hampton, chairman said: "Roger indicated his longer term intentions when I was appointed earlier this year. We both consider now is the best time to begin to move toward an orderly succession. We have started the process for the appointment of his successor and our timing should provide for a smooth handover of responsibilities

"Roger has made a major contribution during a very volatile time in the retail industry and also a time of significant change at Sainsbury's including the recent successful sale of Shaw's in the US. We thank him for his considerable efforts and wish him well in the future.

"Roger has told me that after five intensive years with Sainsbury's he plans to develop a portfolio of interests in both the public and private sectors within which he also hopes to address his passion for sport."

Notes

Roger Matthews joined J Sainsbury in 1999 from Compass plc where he was group managing director and finance director.

He is currently a non-executive director of Zenergy UK Limited.

For enquiries:

Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127